TSX/NYSE/PSE: MFC SEHK: 945
C$ unless otherwise stated
For Immediate Release
December 3, 2014

Manulife Financial Corporation completes Preferred Share offering

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it has completed its offering of 10 million Non-cumulative Rate Reset Class 1 Shares Series 19 (the “Series 19 Preferred Shares”) at a price of $25 per share to raise gross proceeds of $250 million.

The offering was underwritten by a syndicate of investment dealers co-led by Scotia Capital Inc., CIBC World Markets and RBC Capital Markets. The Series 19 Preferred Shares commence trading on the Toronto Stock Exchange today under the ticker symbol MFC.PR.N.

The Series 19 Preferred Shares were issued under a prospectus supplement dated November 26, 2014 to Manulife’s short form base shelf prospectus dated June 23, 2014.

The Series 19 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$663 billion (US$591 billion) as at September 30, 2014.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com